Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FIRST QUARTER 2020 FINANCIAL RESULTS

ATHENS, GREECE — (GLOBENEWSWIRE) – 05/06/20 — Capital Product Partners L.P. (the “Partnership,” “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today released its financial results for the first quarter ended March 31, 2020.

Highlights

•	Quarterly Revenues, Expenses and Net Income of $33.7 million, $22.5 million and $6.7 million respectively for the first quarter of 2020.

•	Operating Surplus[1] and Operating Surplus after the quarterly allocation to the capital reserve of $21.1 million and $10.9 million respectively.

•	Completed in January 2020 the acquisition of three 10,000 TEU containers with long term charters to Hapag-Lloyd for a total consideration of $162.6 million.

•	Completed exhaust gas cleaning systems (“scrubber”) fleet installation program.

•	Announced common unit distribution of $0.35 for the first quarter of 2020

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of our General Partner, commented:

“The COVID-19 outbreak and its adverse impact on human life, economic activity and logistical chains is a unique and unprecedented event, with continuously and rapidly changing effects across a number of fronts including socioeconomic trends, trade patterns and the world economic outlook that are very hard to assess at this point in time. In this environment, we have prioritized the health and safety of our crews as well as our onshore employees by designing and implementing together with our managers comprehensive measures and policies with regard to COVID-19.”

[1]

Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to Appendix A at the end of the press release for a reconciliation of this non-GAAP measure with net income.

“It is clear that the container charter market has been adversely affected by COVID-19, but the extent and duration of the impact is very difficult to predict at this stage. A prolonged recession with a continuation or resumption of hard lockdowns over the coming quarters could lead to a prolonged slump in charter rates and adversely affect our cash flows as well as those of liner companies including our counterparties. However, assuming a gradual roll back of social distancing measures within 2020 and a resumption of a more normalized economic activity by the end of the year, analysts expect the market to rebound strongly next year. As we only have a limited amount of vessels coming off charter in the next twelve months and as they come off their employment in a staggered manner, we should be in a position to capitalize from a gradual recovery going forward. In addition, our low leverage compared to our peers and the expected completion of the ICBC Lease that is expected to generate additional liquidity, should provide us with added flexibility in this environment.”

“Once the uncertainty around the COVID-19 impact abates, we are looking forward to resuming growing the Partnership and the Partnership’s long term distributable cash flow.”

Impact of COVID-19

While it is still too early to fully assess the impact of COVID-19 on the Partnership’s financial condition and operations and on the container industry in general (see also Market Commentary below), we have identified the following adverse effects of the COVID-19 pandemic on the Partnership:

•

Significant delays and increased costs associated with the two vessels that had scrubbers retrofitted during the COVID-19 outbreak in China. Both vessels have now completed the scrubber retrofits and commenced their respective employment. The Partnership does not have any other scrubber retrofit commitments at the moment.

•

The previously announced refinancing with ICBC Financial Leasing Co., Ltd. of our three 9,000 TEU container vessels for an amount up to $155.4 million (the “ICBC Lease”) has been delayed due to the outbreak of COVID-19 in China and we now expect to close the transaction in May 2020. The transaction is expected to generate an additional liquidity of up to $38.8 million (based on the current principal amount outstanding under our 2017 credit facility and vessel charter free market values as of March 31, 2020) and reduce the pro rata annual amortization cost for these three vessels by $3.4 million. In addition, the ICBC lease carries a reduced interest margin compared to our existing credit facility.

•

Expected material reduction in market charter rates, as a result of the decreased demand for container capacity and the uncertainty with regard to the timing of a return to more normalized global trade patterns, potentially adversely affecting the re-chartering prospects of certain of our vessels and the financial position of our counterparties. The Partnership has four vessels coming off their present employment in the next 12 months, with the next vessel coming up for renewal after that period in February 2024.

•

Potential adverse impact on asset values reflecting the weaker chartering environment and lack of liquidity in the second hand market. The Partnership is fully compliant with all its financial covenants as of end of the first quarter of 2020 and with its net leverage as defined in the Partnership’s loan agreements at 46.8% compared to an upper limit of 75.0%.

•

Increased operating costs and potential for operational disruption and idle time for our vessels as crew rotation, supplying our vessels with spares or other supplies and overhauling or maintenance by attending engineers has been adversely affected by COVID-19 due to travel restrictions and quarantine rules. Both our managers, Capital Executive Ship Management Corp. and Capital Ship Management Corp. have adopted comprehensive COVID-19 policies to protect the physical and mental health of crews onboard our vessels and to minimize operational impacts of the COVID-19 pandemic.

The actual impact of these effects and the efficacy of any measures we take in response to the challenges presented by the COVID-19 will depend on how the outbreak will develop, the duration and extent of the restrictive measures that are associated with COVID-19 and their impact on global economy and trade.

Financial Summary

As previously announced, the share-for-share transaction with DSS Holdings L.P. (the “DSS Transaction”), involving an aggregate repayment of debt in a principal amount of $146.5 million, the full redemption and retirement of our Class B Convertible Preferred Units at par value and the spin-off of our 25 crude and product tankers (the “Tanker Business”), was completed on March 27, 2019. Accordingly, we present our financial results for the first quarter of 2020 as well as comparative periods, on a continuing operations basis, except where reference is made to discontinued operations.

Overview of First Quarter 2020 Results

Net income from continuing operations for the quarter ended March 31, 2020 was $6.7 million, compared with net income from continuing operations of $7.2 million for the first quarter of 2019. After taking into account the interest attributable to the general partner, net income from continuing operations per common unit for the quarter ended March 31, 2020 was $0.35, compared to net loss from continuing operations per common unit of $0.25 for the first quarter of 2019 (after taking into account the preferred interest in net income attributable to the holders of the Class B Units which included, for the quarter ended March 31, 2019, the original issue discount of certain Class B Units that were redeemed as part of the DSS Transaction).

Total revenue was $33.7 million for the quarter ended March 31, 2020, compared to $26.8 million during the first quarter of 2019. The increase in revenue is attributable to the increase in the size of our fleet following the acquisition of three 10,000 TEU containers in January 2020 and the increase in the average charter rate earned by certain of our vessels. The increase in revenue was partly offset by the off-hire period incurred by certain of our vessels in connection with the installation of scrubber systems and passing of their special survey during the first quarter of 2020.

Total expenses for the quarter ended March 31, 2020 were $22.5 million, compared to $15.4 million in the first quarter of 2019. Voyage expenses for the quarter ended March 31, 2020 increased to $1.2 million, compared to $0.5 million in the first quarter of 2019. Total vessel operating expenses during the first quarter of 2020 amounted to $9.9 million, compared to $6.6 million during the first quarter of 2019. The increase in operating expenses was mainly due to costs incurred during the passing of special survey of three of our ships during the first quarter of 2020 and the increase in the size of our fleet following the acquisition of the three 10,000 TEU container vessels in January 2020. Total expenses for the first quarter of 2020 also include vessel depreciation and amortization of $9.6 million, compared to $7.2 million in the first quarter of 2019. The increase in depreciation and amortization during the first quarter of 2020 was mainly attributable to the increase in the size of our fleet and completion of the special surveys and installation of scrubber systems in six of our vessels during the second half of 2019 and the first quarter of 2020. General and administrative expenses for the first quarter of 2020 amounted to $1.8 million as compared to $1.0 million in the first quarter of 2019. The increase is mainly attributable to non-cash items associated with the equity incentive plan adopted in the third quarter of 2019.

Total other expense, net for the quarter ended March 31, 2020 was $4.5 million compared to $4.2 million for the first quarter of 2019. Total other expense, net includes interest expense and finance costs of $4.7 million for the first quarter of 2020, as compared to $4.6 million in the first quarter of 2019. The increase in interest expense and finance costs was mainly attributable to the increase in the average long-term debt outstanding during the period partly offset by the decrease in the LIBOR weighted average interest rate compared to the first quarter of 2019.

Capitalization of the Partnership

As of March 31, 2020, total cash, including $7.0 million of restricted cash under our financing arrangements, amounted to $23.3 million.

As of March 31, 2020, total partners’ capital amounted to $407.3 million, an increase of $0.6 million compared to $406.7 million as of December 31, 2019. The increase reflects net income for the quarter ended March 31, 2020 and the amortization associated with the equity incentive plan, partly offset by distributions declared and paid during the first quarter of 2020 in the total amount of $6.6 million.

As of March 31, 2020, the Partnership’s total debt was $370.2 million, reflecting an increase of $107.8 million compared to $262.4 million as of December 31, 2019. The increase is attributable to the term loan entered into with Hamburg Commercial Bank A.G. and the sale and lease back transaction entered into with CMB Financial Leasing Co., Ltd in connection with the acquisition of three 10,000 TEU containers in January 2020, partially offset by scheduled principal payments during the period.

Operating Surplus

Operating surplus from continuing operations for the quarter ended March 31, 2020 amounted to $21.1 million, compared to $15.0 million for the previous quarter ended December 31, 2019 and $16.1 million for the first quarter of 2019. For the first quarter of 2020, we allocated $10.2 million to the capital reserve compared to $7.7 million in the previous quarter ended December 31, 2019 reflecting the increase in debt amortization costs associated with the acquisition of the three 10,000 TEU container vessels. Operating surplus for the quarter ended March 31, 2020, after the quarterly allocation to the capital reserve was $10.9 million. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to Appendix A at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Fleet Employment Update

The M/V ‘Archimidis’ (108,892 dwt / 8,266 TEU, container carrier built 2006, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea) resumed on April 12, 2020 its long-term time charter with Mediterranean Shipping Company Co. S.A. at an increased day rate, after successfully completing the installation of a SOx scrubber system and ballast water treatment system and passing of its special survey. The charter is set to expire at the earliest in February 2024.

As a result, the Partnership’s charter coverage for the remainder of 2020 and for 2021 stands at 90% and 73%, respectively.

Quarterly Common Unit Cash Distribution

On April 27, 2020, the Board of Directors of the Partnership (the “Board”) declared a cash distribution of $0.35 per common unit for the first quarter of 2020 payable on May 15, 2020 to common unit holders of record on May 9, 2020.

Market Commentary

As a result of the COVID-19 pandemic, the container trade outlook has deteriorated significantly in the short to medium term, due to the weaker global economic growth, supply chain impact and disruption to consumer activity.

Analysts’ forecasts with regard to global container trade have been revised recently downwards from 2.8% in TEU at the beginning of the year to -10.7% TEU for the full year 2020, followed by a return to growth of similar magnitude into 2021 (+9.3% TEU). It is important to note here that due to the nature of this unprecedented event and the associated social and economic restrictions imposed worldwide and to a varying degree by countries around the world, there is a high degree of uncertainty associated with these projections.

In view of the reduced demand and trade disruptions, liner operators have proceeded with so called ‘blanked sailings’ (removal of container vessel capacity) and/or service suspensions to deal with the reduced demand across almost all trade lane groups. As a result, analysts estimate that the idle container fleet has increased to approximately 11.0% of the total container fleet. This includes 2.9% of the fleet that is currently undergoing scrubber retrofits. In addition, since liner companies have been focused on reducing available capacity, the chartering market has seen little in terms of new activity, especially in the larger neo-panamax segment. Depending on the duration of the restrictions on economic activity, we expect operators to return to the market once these restrictions are gradually rolled back and operators gain more visibility into underlying demand.

The container orderbook is estimated to be close to historical lows and now stands at 10.2% of the total worldwide container fleet, a slight decrease from 10.6% in the previous quarter. The COVID-19 pandemic is expected to lead to increased slippage (delayed deliveries) and/or newbuilding cancellations, as shipbuilders and manufacturers in China have yet to return to full capacity, while Owners might try to postpone or cancel existing orders in view of the adverse economic environment. As a result, supply growth for 2020 has been revised downward to 2.7% from 3.1% at the beginning of the year.

Container demolition for the first quarter of 2020 is estimated at 35,000 TEU compared to 182,600 in 2019. However, demolition yards in India, Pakistan and Bangladesh are currently closed due to the COVID-19 lockdown imposed in those countries.

Conference Call and Webcast

Today, May 6, 2020, the Partnership will host an interactive conference call at 10:00 am Eastern Time to discuss the financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 877 553- 9962 (U.S. Toll Free Dial In), 0808 238- -0669 (UK Toll Free Dial In) or +44 (0)2071 928 592 (Standard International Dial In). Please quote “Capital Product Partners.”

A replay of the conference call will be available until May 13, 2020 by dialing 1 866 331 1332 (U.S. Toll Free Dial In), 0808 238 0667 (UK Toll Free Dial In) or +44 (0)3333 009 785 (Standard International Dial In). Access Code: 69648481#.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 14 vessels, including thirteen Neo-Panamax container vessels and one capesize bulk carrier.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the expected financial performance of CPLP’s business, CPLP’s ability to pursue growth opportunities, CPLP’s expectations or objectives regarding future distributions, market and charter rate expectations, and, in particular, the effects of COVID-19 on financial condition and operations of CPLP and the container industry in general, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income / (Loss)

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three- month periods ended March 31,
	2020	2019
Revenues	33,687	26,817

Total revenues	33,687	26,817

Expenses:
Voyage expenses	1,202	534
Vessel operating expenses	8,729	5,658
Vessel operating expenses—related parties	1,188	957
General and administrative expenses	1,789	1,007
Vessel depreciation and amortization	9,631	7,236

Operating income	11,148	11,425

Other income / (expense), net:
Interest expense and finance cost	(4,672)	(4,614)
Other income	198	419

Total other expense, net	(4,474)	(4,195)

Partnership’s net income from continuing operations	6,674	7,230

Preferred unit holders’ interest in Partnership’s net income from continuing operations	—	2,652
Deemed dividend to preferred unit holders’	—	9,119
General Partner’s interest in Partnership’s net income / (loss) from continuing operations	123	(86)
Common unit holders’ interest in Partnership’s net income / (loss) from continuing operations	6,551	(4,455)

Partnership’s net loss from discontinued operations	—	(146,535)

Partnership’s net income / (loss)	6,674	(139,305)

Net income /(loss) from continuing operations per:
Common unit, basic and diluted	0.35	(0.25)
Weighted-average units outstanding:
Common units, basic and diluted	18,194,142	18,178,100
Net loss from discontinued operations per:
Common unit, basic and diluted	—	(7.91)
Weighted-average units outstanding:
Common units, basic and diluted	—	18,178,100
Net income / (loss) from operations per:
Common unit, basic and diluted	0.35	(8.16)
Weighted-average units outstanding:
Common units, basic and diluted	18,194,142	18,178,100

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

Assets
Current assets	As of March 31, 2020	As of December 31, 2019
Cash and cash equivalents	16,340	57,964
Trade accounts receivable, net	2,269	2,690
Prepayments and other assets	2,701	2,736
Inventories	1,993	1,471
Claims	932	1,085

Total current assets	24,235	65,946

Fixed assets
Vessels, net	740,091	576,891

Total fixed assets	740,091	576,891

Other non-current assets
Above market acquired charters	42,699	46,275
Deferred charges, net	5,806	3,563
Restricted cash	7,000	5,500
Prepayments and other assets	3,539	5,287

Total non-current assets	799,135	637,516

Total assets	823,370	703,462

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	36,927	26,997
Trade accounts payable	15,173	12,501
Due to related parties	8,055	5,256
Accrued liabilities	22,485	16,156
Deferred revenue, current	4,425	3,826

Total current liabilities	87,065	64,736

Long-term liabilities
Long-term debt, net	329,024	231,989

Total long-term liabilities	329,024	231,989

Total liabilities	416,089	296,725

Commitments and contingencies

Total partners’ capital	407,281	406,737

Total liabilities and partners’ capital	823,370	703,462

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the three month periods ended March 31,
	2020	2019
Cash flows from operating activities of continuing operations:
Net income from continuing operations	6,674	7,230
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:
Vessel depreciation and amortization	9,631	7,236
Amortization and write-off of deferred financing costs	533	263
Amortization of above market acquired charters	3,576	3,546
E Equity compensation expense	510	—
Changes in operating assets and liabilities:
Trade accounts receivable, net	421	7,916
Prepayments and other assets	1,783	(380)
Insurance claims	153	(230)
Inventories	(522)	(85)
Trade accounts payable	2,721	6,954
Due to related parties	1,604	(11,623)
Accrued liabilities	3,756	(6,323)
Deferred revenue	599	(2,597)
Dry-docking costs paid	(32)	(361)

Net cash provided by operating activities of continuing operations	31,407	11,546

Cash flows from investing activities of continuing operations:
Vessel acquisitions including improvements	(171,551)	(436)

Net cash used in investing activities of continuing operations	(171,551)	(436)

Cash flows from financing activities of continuing operations:
Proceeds from long term debt	115,500	—
Deferred financing costs paid	(1,136)	(770)
Payments of long-term debt	(7,704)	(9,623)
Redemption of Class B unit holders	—	(116,850)
Dividends paid	(6,640)	(11,263)

Net cash provided by / (used in) financing activities of continuing operations	100,020	(138,506)

Net decrease in cash, cash equivalents and restricted cash from continuing operations	(40,124)	(127,396)

Cash flows from discontinued operations
Operating activities	—	9,919
Investing activities	—	—
Financing activities	—	158,228

Net increase in cash, cash equivalents and restricted cash from discontinued operations	—	168,147

Net (decrease) / increase in cash, cash equivalents and restricted cash	(40,124)	40,751

Cash, cash equivalents and restricted cash at beginning of period	63,464	38,199

Cash, cash equivalents and restricted cash at end of period	23,340	78,950

Supplemental cash flow information
Cash paid for interest	3,692	7,888
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	15,876	275
Capitalized dry docking costs included in liabilities	5,393	119
Deferred financing costs included in liabilities	13	—
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	16,340	73,450
Restricted cash— Non-current assets	7,000	5,500

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	23,340	78,950

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, amortization of above market acquired charters and straight-line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States (“GAAP”) and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended March 31, 2020	For the three-month period ended December 31, 2019	For the three-month period ended March 31, 2019
Partnership’s net income from continuing operations	6,674	5,796	7,230

Adjustments to reconcile net income to operating surplus prior to Capital Reserve and Class B Preferred Units distribution
Depreciation and amortization[1]	10,671	8,174	7,493
Amortization of above market acquired charters and straight-line revenue adjustments	3,732	1,047	1,414

Operating Surplus from continuing operations	21,077	15,017	16,137

Add: Operating Surplus from discontinued operations	—	172	14,394

Total Operating Surplus from operations	21,077	15,189	30,531

Capital reserve	(10,163)	(7,703)	(7,703)

Class B preferred units distributions	—	—	(2,652)

Operating Surplus after capital reserve and Class B Preferred Units distribution	10,914	7,486	20,176

Increase in recommended reserves	(4,274)	(846)	(14,340)

Available Cash	6,640	6,640	5,836

[1]	Depreciation and amortization line item includes the following components:

•	Vessel depreciation and amortization; and

•	Deferred financing costs and equity compensation plan amortization.